Changes in Affiliates (New Affiliate)

SUNGJIN GEOTEC Co., Ltd. is a new affiliate company of the POSCO Group. Posco owns 40.38 percent of the total issued and outstanding shares of SUNGJIN GEOTEC Co., Ltd.

Company to be affiliated:

• Company Name: SUNGJIN GEOTEC Co., Ltd.

• Total Assets (KRW): 588,858,361,490

• Total Shareholders’ Equity (KRW): 34,364,908,820

• Total Liabilities (KRW): 554,493,452,670

• Total Capital (KRW): 20,066,213,500

• Current total number of affiliated companies: 134